SHIN CORPORATION

05006370

February 22, 2005

RECEIVED
2005 MAR -9 A 11:07
OFFICE OF INTERNATIONAL CORPORATE FINANCE

SUPPL

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 020/2005 and CF 14/2005**

  Subject:
  1. Notification of the Resolutions of the Board of Directors' Meeting No. 2/2005 regarding Dividends Payment, Issuance of the Employee Stock Option Plan (ESOP Grant IV), and Schedule of the Annual General Meeting of Shareholders for 2005
  2. Submission of the Financial Statements for 2004
  3. Report of Financial Covenants Compliance

  Date: February 22, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

PROCESSED
MAR 15 2005
THOMSON FINANCIAL

Faithfully yours,







Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
February 21, 2005

SH 020/2005

February 18, 2005

Re: Notification of the Resolutions of the Board of Directors' Meeting No. 2/2005 regarding Dividends Payment, Issuance of the Employee Stock Option Plan (ESOP Grant IV), and Schedule of the Annual General Meeting of Shareholders for 2005.

To: The President
The Stock Exchange of Thailand

Attachments: 1. Details of the Employee Stock Option Plan Grant IV
2. Capital Increase Report Form

The Board of Directors of Shin Corporation Public Company Limited (the Company) has resolved in the meeting No. 2/2005 held on February 18, 2005 at 2.00 p.m. at the Board Room, Shinawatra 1 Tower, 414 Paholyothin Road, Samsennai, Payathai, Bangkok 10400 as the following matters:

1. Certified the Minutes of the Board of Directors' Meeting No. 1/2005 held on January 24, 2005.

2. Approved the balance sheet, the income statements and the cash flow statements for 2004 ended December 31, 2004.

3. Approved the distribution of dividends to the Company's shareholders from the net profit between July 1, 2004 and December 31, 2004, at Baht 1.08 per share, totaling Baht 3,191 million. The share register book to determine the right of shareholders to receive the dividends will be closed on March 11, 2005, at 12.00 noon and the date of dividends distribution will be on April 12, 2005.

   The Company's dividends payment of the entire year 2004 (including the interim dividend payment paid from the operating results in the first haft of 2004 at Baht 0.92 per share) is accounted to be Baht 2.00 per share, or totaling approximately Baht 5,905 million.

4. Approved the appointment of four auditors of PricewaterhouseCoopers ABAS Limited as the Company's auditors for 2005 as follow:

Mr. Prasan Chuaphanich	CPA. No.3051
Ms. Nangnoi Charoenthaveesub	CPA. No. 3044
Mrs. Suwannee Bhuripanyo	CPA. No. 3371
Mr. Prasit Yuengsrikul	CPA. No. 4174

   Any of these auditors will be responsible for auditing, giving comments and signature on the Company's financial statements. The auditors' remuneration, including quarterly and annual, is up to Baht 2.31 million.

5. Approved the appointment of directors replacing those retired by rotation and the determination of the authorized signatories of the Company for 2005. The details are as follows:

   5.1 The rotated directors:

- Mr. Olarn Chaipravat (Ph.D.) Vice Chairman of the Board of directors and Chairman of the Audit Committee
- Mr. Vithit Leenutaphong Audit Committee
- Mrs.Siripen Sitasuwan Director

5.2 The retiring directors are re-appointed are as follows:

- Mr. Olarn Chaipravat (Ph.D.) Vice Chairman of the Board of directors and Chairman of the Audit Committee
- Mr. Vithit Leenutaphong Audit Committee
- Mrs.Siripen Sitasuwan Director

5.3 The members of the Board of Directors will be as follows:

- Mr. Bhanapot Damapong Chairman of the Board of Directors
- Mr. Olarn Chaipravat (Ph.D.) Vice Chairman of the Board of directors and Chairman of the Audit Committee
- Dr. Virach Aphimettetamrong (Ph.D.) Audit Committee
- Mr. Vithit Leenutaphong Audit Committee
- Ms. Surasak Vajasit Director
- Mr. Boonklee Plangsiri Director
- Mr. Niwathamrong Boonsongpaisan Director
- Mr. Arak Chonlatanon Director
- Mrs.Siripen Sitasuwan Director

5.4The authorized signatories are as follows:
"Mr. Bhanapot Damapong, Mr. Boonklee Plangsiri, Mr. Arak Chonlatanon and Mrs. Siripen Sitasuwan any two of these four directors jointly sign with the Company's seal affixed."

6. Approved, with approval of the Remuneration Committee, the directors' remuneration for 2005 is up to Baht 10,000,000. The remuneration for 2005 will be proposed to the Annual General Meeting of shareholders 2005 for further approval.

7 Approved the issuance and offering of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant IV).

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors and employees of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The Company has issued and offered ESOP for the first, the second, and the third issuances in 2002, 2003, and 2004 respectively.

For the fourth issuance (Grant IV), the Board of Directors has resolved to approve the issuance and offering of warrants of 16,000,000 units to directors and employees of the Company, equivalent to 0.54 percent of the total paid-up capital of the Company, to reserve for the exercise of the warrants. The details of the terms and conditions are shown in **Attachment 1**

The Executive Committee or the designated person(s) by the Board of Directors are authorized to consider and prescribe other details relevant to the issuance of the warrants,

including seeking approvals from the relevant authorities and performing any other necessary actions related to the issuance of the warrants.

8 Approved the allocation of 16,000,000 new ordinary shares, at the par value of Baht 1 each, from the remaining 814,000,000 shares which allocated to Public Offering, to reserve for the exercise of warrants under the ESOP Grant IV.

Other related details and conditions as well as taking necessary and appropriated actions in connection with the allocation of such new ordinary shares under the ESOP, including the listing of such new ordinary shares on the Stock Exchange of Thailand will be determined at the discretion of the Executive Committee or designated person(s) by the Board of Directors. **(Attachment 2)**

9 Approved, with consent from the Remuneration Committee, the allocation of warrants to the Company's directors and employees who are eligible for the warrants exceeding 5% of the total ESOP Grant IV. These directors, employees and advisors are:

Name	Number of Allocated Warrants	Percent of Total Warrants
1. Mr. Boonklee Plangsiri	6,414,600	40.09
2. Mr. Arak Chonlatanon	1,247,700	7.80
3. Mr. Somprasong Boonyachai	970,000	6.06
4. Mr. Dumrong Kasemset (Ph.D.)	970,000	6.06
5. Mrs. Siripen Sitasuwan	945,200	5.91

10. Approved the allotment of 600,000 additional ordinary shares, at the par value of Baht 1 each, from the remaining 888,256,100 unallocated shares, to reserve for exercising the right in pursuance of the ESOP warrants Grant 1, 2, and 3, due to entering into the terms and conditions of the Application Form regarding the Issuance and Offering of ESOP Program.

    Regarding the dividends payments of the company for the first half of 2004, and the second half of 2004, the Company has approved dividends payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) Grant I, II, and III, as stated in the Application Form regarding the Issuance and Offering of ESOP Program. The ESOP warrant holders' rights shall not be decreased.

    The Company, therefore, will allot 600,000 additional shares to be reserved for the new exercise ratio of ESOP Grant I, II and III, which will be comprised of 200,000 shares for Grant 1, 220,000 shares for Grant 2, and 180,000 shares for Grant 3. **(See Attachment 2)**

11. Approved the holding of the Annual General Meeting of Shareholders on March 31, 2005 at 14.00 a.m. at the Auditorium Room, 9th Floor, Shinnawatra Tower 3, Viphavadee Rangsit Road, Jatujak, Bangkok. The agendas to be considered and approved in the meeting are as follows;

    Agenda 1 Matters to be informed;

    Agenda 2 To consider and certify the Minutes of the Annual General Meeting of Shareholders for 2004, held on April 23, 2004 ;

    Agenda 3 To consider and certify the Board of Directors' report on the Company operating results for 2004;

    Agenda 4 To consider and approve the Company's balance sheet, statement of income and statement of cash flow for 2004, ended December 31, 2004;

Agenda 5 To consider and approve the appropriation of the net profit of the Company for 2004;

Agenda 6 To consider and approve the appointment of the Company's auditors and the auditors' remuneration for 2005;

Agenda 7 To consider and approve the election of directors replacing those retired by rotation, to determine the authorized signatories of the Company for 2005;

Agenda 8 To fix the directors' remuneration for 2005;

Agenda 9 To consider and approve the issuance and offering of warrants of 16,000,000 units to purchase the Company's ordinary shares to directors and employees of the Company (ESOP Grant IV);

Agenda 10 To consider and approve the allocation of 16,000,000 new ordinary shares, at par value of Baht 1 each, in order to reserve for the exercise of warrants under the ESOP Grant IV;

Agenda 11 To consider and approve the allocation of warrants to the Company's directors and employees who are eligible for the warrants exceeding 5 percent of the total ESOP Grant IV, These directors and employees are as follows:

Name	Number of Allocated Warrants	Percent of Total Warrants
1. Mr. Boonklee Plangsiri	6,414,600	40.09
2. Mr. Arak Chonlatanon	1,247,700	7.80
3. Mr. Somprasong Boonyachai	970,000	6.06
4. Mr. Dumrong Kasemset (Ph.D.)	970,000	6.06
5. Mrs. Siripen Sitasuwan	945,200	5.91

Agenda 12 To consider and approve the allotment of 600,000 additional ordinary shares, at par value of Baht 1 each, reserved for exercising the right in pursuance with the ESOP warrants Grant 1, 2, and 3 due to entering into terms and conditions of the Application Form regarding the Issuance and Offering of ESOP Program.

Agenda 13 To consider other matters (if any)

The Company will close the share register book to determine the shareholders who are eligible to attend and vote in the Annual General Meeting of Shareholders for 2005 from March 11, 2005 at 12.00 noon until the Annual General Meeting of Shareholder for 2005 is adjourned.

Attachment 1

Shin Corporation Public Company Limited

Details of the program regarding the issuance and offering of warrants to purchase ordinary shares to directors and employees of the Company (Employee Stock Option Plan – ESOP) - Grant IV

1. Objectives and necessities of offering securities to directors and employees of the Company

The objective of the ESOP is to compensate and motivate the directors and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

The overall program consists of 5 plans during a period of 5 years. The Company will issue and offer warrants to directors and employees of the Company once a year, for 5 consecutive years. The terms of warrants issued each year will not exceed 5 years from the date of issuance, while other details of warrants will be similar for all five issuance. The warrant issuance and allocation each year are subject to approvals of the Board of Directors and Shareholders' meetings.

Grant I: The amount of warrants to be issued and offered in 2002 is 29,000,000 units, implying that 29,000,000 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.99 percent of the paid-up capital of the Company.
Grant II: The amount of warrants to be issued and offered in 2003 is 18,083,700 units, implying that 18,083,700 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.61 percent of the total paid-up capital of the Company.
Grant III: The amount of warrants to be issued and offered in 2004 is 13,660,200 units, implying that 13,660,200 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.46 percent of the total paid-up capital of the Company.

The amount of warrants to be issued and offered in 2005 is 16,000,000 units, implying that 16,000,000 ordinary shares (at Baht 1 par value) reserved for the exercise of warrants, equivalent to 0.54 percent of the total paid-up capital of the Company. Total amount of ordinary shares reserved for the exercise of warrants under the ESOP Grant I, II, III, and IV is equivalent to 2.60 percent of the total paid-up capital of the Company. Details of warrants particular to ESOP Grant IV as set out below will be proposed to the shareholders' meeting. Meanwhile, the Company expects to use the proceeds from the exercise of rights pursuant to warrants as working capital.

2. Preliminary Details of Warrants in the Fourth Year Program

Type of Warrants	Warrants to purchase the Company's ordinary shares, in registered form and non-transferable unless by hereditary or beneficiary transfer as specified in Clause 3.4.3 (hereinafter referred to as **"warrant"**)
Total Number of Warrants to be Offered	16,000,000 units

Offering Price per Unit	Baht 0 (zero Baht)
Offering Period	The offering shall be completed within one year from the date on which the program is approved by the SEC.
Terms	Not exceeding 5 years from the issue and offer date.
Reserved Shares	16,000,000 shares (at the par value of Baht 1), or 0.54 of the total paid-up shares.
Warrant Allocation Method	Allocation of warrants to the Company's directors and employees and not offering through the intermediary.
Exercise Ratio	One warrant per one ordinary share
Exercise Price	The weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting.
Issuing and Offering Date	The Company's Executive Committee will determine the date of issuing and offering of warrants
Exercise Period	The Company's directors and employees could exercise the rights of the warrants to purchase the Company's ordinary shares as shown in the following details:

First Year — Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares one year after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of rights.

Second Year — Directors and employees are entitled to exercise one-third of their allocated warrants to purchase ordinary shares two years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be exercisable in the next exercise of rights.

Third Year — Directors and employees are entitled to exercise the remaining of their allocated warrants to purchase ordinary shares three years after the warrants are issued to them, until the warrants are expired.

In case the exercise of rights pursuant to warrants creates a fraction of share(s) less than the board lot determined by the Stock Exchange of Thailand, such fraction will be

exercisable at the last exercise of rights.

Rights and Interests Other than those Normal Rights and Interests from Ordinary Shares	-None-

3. Other Principle and Conditions for Exercise of Warrants

3.1 Exercise Period of Warrants A holder of the warrant certificate who wishes to exercise their rights to purchase ordinary shares of the Company is required to submit an exercise notice with the Company between 9.00 a.m. and 4.00 p.m. within five business days prior to each exercise date, except for the last exercise period the exercise notice must be submitted during 15 days prior to period of the Last Exercise Period.

Ordinary shares purchased in every exercise of warrants will be in whole number of a trading unit on the main board of the Stock Exchange of Thailand, except for the exercise of rights for the last exercise period.

3.2 Exercise Date and Time: Between 9.00 a.m. and 4.00 p.m. of the last business day of every month. **("Exercise Date")** except for the last exercise period the exercise date will be during five business days prior to the expired date.

3.3 Qualifications of Directors and employees Eligible for Warrant Allocation

3.3.1 Any director or employee of the Company with a minimum of one year of service, and not an employee who is sent from a joint venture on a temporary term-basis operation;

3.3.2 Any selected director or employee who is beneficial to the Company (as the case may be);

3.3.3 In the case of any exception not pursuant to Clauses 3.3.1 and 3.3.2, it will be proposed to the meeting of Executive Committee for special consideration; and

3.3.4 The number of warrants as determined by the Company allocated to the respective directors and/or employees of the Company will not necessarily be in the same amount, but will be varied based on the position, work experience, years of service, performance and potential, as well as benefits providing to the Company.

3.4 Warrant Allocation Obligations between the Company and Directors and employees of he Company

3.4.1 If any director of the Company vacates of office or any employee retire from the Company pursuant to the Company's work rules, prior to exercising the rights under the warrants, such vacated directors, retired employee are entitled to exercise their warrants until the term of warrants.

3.4.2 If any director, employee resign from the Company due to the Company's order of transfer, such director or employee are entitled to exercise their warrants until the term of warrants.

3.4.3 If any director or employee is no longer a director or employee of the Company by reason of decease, disappearance, infirmity, or incompetent, such warrants shall then pass on to the person named as executor or beneficiary of the deceased, disappeared, infirm, or incompetent director or employee, as the case may be. That person will be entitled to exercise those warrants to purchase ordinary shares of the Company until the term of warrants.

3.4.4 If any director resign from the Company prior to expiration of the term of office or any employee resign from the Company for any reason other than as specified in Clauses 3.4.1, 3.4.2, or 3.4.3 above, such director and employee shall be entitled to exercise their warrants to purchase ordinary shares of the Company only the allowed portion within three months after such director and employee resigned from their offices. Alternatively, the executive committee is entitled to determine in the appropriate respect.

Remaining warrants which any director or employee is unable to exercise for any of the reasons as stipulated in Clause 3.4.4 shall be submitted to the Company for cancellation.

3.5 In Case of Un-Exercise of Warrants If directors or employees of the Company do not exercise all or some of warrants and terms of warrants are expired, it is deemed that the directors or employees waive their rights on such un-exercised warrants. In this respect, such directors or employees shall not be entitled to claim any compensation from the Company.

3.6 Assistance from the Company in Respect of Sources of Funds for Directors and employees

-None-

3.7 Right Adjustment The Company may reserve additional common shares if the circumstances stipulated in the notification of the Securities and Exchange Commission, relating to the offer for sale of warrants to purchase common shares, occur and cause the adjustment of the rights pursuant to warrants.

In the case of the rights adjustment of the ESOP that required more additional shares than the reserved shares, the company shall seek for approval from shareholders, in the next shareholder meeting. Should the warrants expire sooner than the next shareholder meeting, the company shall bring the matter to the shareholder meeting as soon as possible.

4. Effects upon Shareholders from Issuance of Warrants and Offer for Sale to Directors and employees of the Company on this Occasion

4.1 Effects upon Price Dilution due to the Exercise of Rights to Purchase Shares by Directors and Employees

The exercise price is determined as the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of shareholders' meeting, which closes to the market price, the issuance and offering of warrants will not create any effect upon price dilution.

However, effects upon price dilution due to the exercise of rights to purchase shares by directors and employees will be subject to the market price of the Company's shares on the day that new shares from the exercise of rights by directors and employees start trading in the Stock Exchange of Thailand.

4.2 Effects upon Existing Shareholders due to Reduced Ownership Ratio or Control Dilution in case Warrants are Exercised by All Directors and Employees as Calculated from the Presently Paid-up Capital:

Number of the total issued shares = 2,954,233,217 shares (at a par value of Baht 1 each)

Number of all shares from warrant exercise = 16,000,000 shares (at a par value of Baht 1 each)

Total number of shares after exercise of right = 2,970,233,217 shares (at a par value of Baht 1 each)

Ratio of the existing shareholders after = 99.46 exercise of warrants

4.3 The Amount of Reserved Shares for Exercise of Warrants Allocated to Directors and employees at the Rate not Exceeding 5 of the Total Issued Shares on the Date of Applying for Approval of the Office

Number of the total issued shares = 2,954,233,217 shares (at a par value of Baht 1 each)

Number of reserved shares for the exercise of warrant shares to be allocated to directors and employees = 16,000,000 shares (at a par value of Baht 1 each)

Ratio of reserved shares to total issued shares = 0.54 of the total issued shares

4.3 The List of All Directors (of the Company and its subsidiaries) to Be Allocated Warrants and Employees who are eligible to be allocated Warrants at the Rate Exceeding 5 of Warrant To Be Issued and Offered.

Name	Number of Allocated Warrants (Units)	Percent of Total Allocated Warrants
1. Mr. Boonklee Plangsiri Director and Chairman of the Executive Committee	6,414,600	40.09
2. Mr. Arak Chonlatanon Director and Vice Chairman of the Executive Committee - E-Business	1,247,700	7.80
3. Mr. Somprasong Boonyachai Vice Chairman of the Executive Committee - Human Resources	970,000	6.06
4. Mr. Dumrong Kasemset (Ph.D.) Vice Chairman of the Executive Committee - Portfolio Management and Investor Relations	970,000	6.06
5. Mrs. Siripen Sitasuwan Director and Chief Financial Officer and President	945,200	5.91
6. Mr. Niwattumrong Boonsongpaisan Director and Vice Chairman of the Executive Committee - Corporate Public Relations	748,600	4.68
7. Mr. Tanadit Charoenchan Director's subsidiary and Vice President - Finance and Accounting of Shin Satellite Public Co., Ltd.	179,200	1.12
8. Mr. Chatchai Sanerkam Director's subsidiary and Deputy Managing Director of SC Matchbox Co. Ltd.	146,000	0.91

Note: *The amount of warrants to be issued and offered will be 16,000,000 units.*

4.5 Ordinary shares issued under the warrants exercised shall have the same rights and status as ordinary shares previously issued by the company in all respects.

5. Description and Conditions of Warrants

Warrants issued and offered to directors and employees of the Company shall be subject to rules and conditions pursuant to the Securities and Exchange Commission Notification No. GorJor. 36/2544 Re: Offering of Newly Issued Securities to Directors or Employees dated October 19, 2001

Warrant holders are liable to pay taxes and duties pursuant to the Revenue Code and relevant laws in exercising their rights to purchase ordinary shares.

After the Last Exercise Period, remaining warrants shall be deemed invalid and cannot be further exercised in any case.

6. Rights of Shareholders in Opposition of Offering for Sales of Warrants to Directors, Employees pursuant to Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001

Pursuant to Clause 14 of the Notification of the SEC No. GorJor. 36/2544 dated October 19, 2001, the issuance and offering of warrants to directors or employees shall to be approved by the Shareholders' Meeting with votes of not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 10 of all votes of shareholders attending the meeting.

In case of issuance and offering warrants to any director, or employee at the rate exceeding five of all warrants offered pursuant to Clause 15 (2) of the Notification of the SEC above, the Shareholders' Meeting will consider the offer for sale with approval on an individual basis and the resolution must have not less than three quarters of all votes of shareholders attending the meeting and having the right to vote and must not be opposed by shareholders with an aggregate number of shares exceeding 5 of all votes of shareholders attending the meeting.

7. List of Directors and Employees Eligible to be Allocated Warrants at the Rate Exceeding Five of All Warrants

<table>
<tr><th>Name</th><th>Position</th><th>Number of Allocated Warrants (Units)</th><th>% of Total Allocated Warrants</th></tr>
<tr><td>1. Mr. Boonklee Plangsiri</td><td>Director and Chairman of the Executive Committee</td><td>6,414,600</td><td>40.09</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
Shin Corporation Public Company Limited
No. of meetings 6 times Attending 6 times Not attending - times</td></tr>
<tr><td>2. Mr. Arak Chonlatanon</td><td>Director and Vice Chairman of the Executive Committee - E-Business</td><td>1,247,700</td><td>7.80</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
Shin Corporation Public Company Limited
No. of meetings 5 times Attending 4 times Not attending 1 times</td></tr>
<tr><td>3. Mr. Somprasong Boonyachai</td><td>Vice Chairman of the Executive Committee – Human Resources</td><td>970,000</td><td>6.06</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
Advanced Info Service Public Company Limited
No. of meetings 5 times Attending 5 times Not attending - times</td></tr>
<tr><td>4. Dr. Dumrong Kasemset</td><td>Vice Chairman of the Executive Committee - Portfolio Management and Investor Relations</td><td>970,000</td><td>6.06</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
Shin Satellite Public Company Limited
No. of meetings 5 times Attending 5 times Not attending - times</td></tr>
<tr><td>5. Mrs. Siripen Sitasuwan</td><td>Director and Chief Financial Officer and President</td><td>945,200</td><td>5.91</td></tr>
<tr><td colspan="4">The number of times attending the meetings and not attending the meetings of the director during the past year
Shin Corporation Public Company Limited
No. of meetings 5 times Attending 4 times Not attending 1 times</td></tr>
</table>

Opinion of the Board of Directors and the Remuneration Committee

Detail of Opinion of the Remuneration Committee for ESOP program as presented in the attachment.

The total amount of warrants to be issued and offered will be 16,000,000 units. Furthermore, the exercise price will be determined as the weighted average closing price of the Company's shares traded in the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting. Such persons mentioned in Clause 7.1 - 7.5 will not receive cash benefits when calculated from the difference between the offer price (including the exercise price) and the market price.

Opinion of the SHIN Remuneration Committee

February 11, 2005

To : Board of Directors of Shin Corporation Public Company Limited

Whereas the Board of Directors Meeting of Shin Corporation Public Company Limited has passed a resolution to appoint the Remuneration Committee for the ESOP Program, consists of Mr. Bhanapot Damapong as the Chairman of the Remuneration Committee, Mr. Olarn Chaipravat (Ph.D.) and Mr. Vithit Leenutapong as members of the Remuneration Committee to approve the names of directors, employees of the Company and subsidiaries who will be entitled to receive warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program, in order to comply with the notification of the Securities and Exchange Commission No. Gor. Jor. 36/2544 regarding the offering of the newly issued securities to directors or employees.

The Remuneration Committee for ESOP Program has considered and approved to allocate the warrants to exercise to company's ordinary shares exceeding 5 (five) percent of the program to each of the following directors and employees of Shin Corporation Public Company Limited and subsidiaries respectively, totally 5 (five) persons:

Director/Employee	No. of Warrants Allocated (Units)	% of the Program
1. Mr. Boonklee Plangsiri	6,414,600	40.09%
2. Mr. Arak Chonlatanon	1,247,700	7.80%
3. Mr. Somprasong Boonyachai	970,000	6.06%
4. Mr. Dumrong Kasemset (Ph.D.)	970,000	6.06%
5. Mrs. Siripen Sitasuwan	945,200	5.91%

The Grounds, Necessity and the Benefits to the Company

The Remuneration Committee for ESOP Program has the opinion that the above five directors and the employees have high knowledge, ability, accountability and excellent performance. Furthermore, they are honest with loyalty to the Company and perform their duty for the highest benefits of the Company all along. The warrant allocation for this ESOP program would motivate more efficient performance of the directors and employees which would finally result in good operating results of the Company. Details of the position, the start date joining the company and the benefits that these directors and employees have made to the Company are herewith attached.

Attachment 2

Capital Increase Report Form

Shin Corporation Public Company Limited

February 18, 2005

We, Shin Corporation Public Company Limited (the "**Company**"), hereby report on the resolution of the Board of Directors No. 2/2005, held on February 18, 2005 in respect of a share allotment as follows:

1. Capital increase

The Board of Directors has approved the allotment of 16,600,000 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 16,600,000, to reserve for the exercise of warrants, to be issued to the Company's directors and employees under ESOP Grant I, II, III and IV.

2. Allotment of new shares

The Board of Directors has approved to allot 16,600,000 unissued ordinary shares, at the par value of Baht 1 each, totaling Baht 16,600,000, to reserve for the exercise of warrants, to be issued to the Company's directors and employees under ESOP Grant I, II, III and IV. Such allotment will be proposed to the shareholders for consideration and approval, details as follows:

2.1 The details of the allotment

Allotted to	Number (shares)	Ratio (old:new)	Sale price per share (Baht)	Subscription and payment period	Note
Existing Shareholders	-	-	-	-	-
General public	-	-	-	-	-
Other persons *(specify)*	-	-	-	-	-
To reserve for the exercise of the warrant issued to directors and employees (ESOP Grant I, II and III), due to the adjustment as stated in the Application Form regarding the Issuance and Offering of ESOP Program, approximately totaling 600,000 shares divided by					
Grant I	200,000		17.704	-	-
Grant II	220,000	1.00540	13.597	-	-
Grant III	180,000		36.214	-	-
To reserve for the exercise of the warrant issued to directors and employees (ESOP Grant IV)	16,000,000	1:1	Exercise price is the weighted average closing price of the Company's shares traded on the Stock Exchange of Thailand during the period of 30 days prior to the day of Shareholders' Meeting.	-	-

Note The details of the ESOP Grant IV are shown in **Attachment 1**.

Provided that, the Executive Committee or the designated person(s) by the Board of Directors are authorized to consider and prescribe other details relevant to the issuance of the warrants, including seeking approval from the relevant authorities and performing any other necessary actions related to the issuance of the warrants.

2.2 The Company's plan in case there is a fraction of shares remaining

-None-

2.3 The remaining unissued shares

The remaining shares after this allocation will be 1,685,656,100 shares, at the par value of Baht 1 each.

3. Schedule for Shareholders Meeting to approve the capital increase/ allotment

The 2005 Annual General Meeting of Shareholders will be held March 31, 2005, at 14.00 a.m. at the Auditorium Room, 9th Floor, Shinnawatra Tower 3, Viphavadee Rangsit Road, Jatujak, Bangkok. The Company will close the share register book from March 11, 2005 at 12.00 noon until the 2005 Annual General Meeting of Shareholders is adjourned.

4. Approval of the capital increase/ share allotment by relevant governmental agency and conditions thereto (if any)

The Company will register the increase of paid-up capital at the Ministry of Commerce when the warrants are exercised to ordinary shares and seek approvals from the Stock Exchange of Thailand to list such newly issued ordinary shares as listed securities and trading in the Stock Exchange of Thailand.

5. Objectives of the capital increase and plans for utilizing proceeds received from the capital increase

The Company will use the proceeds from exercise of warrants as its working capital.

6. Benefit to the Company from the capital increase/ share allotment:

The objective of the ESOP is to compensate and motivate the director and employees to perform their duties in the best interests of the Company. This should in turn bring about long-term benefit to the Company, as well as retain them with the Company.

7. Benefit to the shareholders from the capital increase/share allotment:

The objective of the ESOP is to compensate and motivate the director and employees to perform their duties in the best interests of the Company. This should in turn being about long-term benefit to the Company, as well as retain them with the Company, resulting in improvement of the Company's performance.

The newly issued shares from exercise of warrants will have the same rights as that of the increased shares, previously issued, and be entitled to receive dividends from the date that their name are listed in the share register book submitted to the Ministry of Commerce.

8. Other details necessary for shareholders to approve the capital increase/share allotment:

Regarding the dividends payments of the company for the first half of 2004, and the second half of 2004, the Company has approved dividends payments in excess of 50% of net profit after income tax. This has affected the exercise price and exercise ratio of warrants to purchase the Company's ordinary shares, which were offered to directors and employees of the Company (ESOP) Grant I, II, and III, as stated in the Application Form regarding the Issuance and Offering of ESOP Program. The ESOP warrant holders' rights shall not be decreased.

The Company, therefore, will allot 600,000 additional shares to be reserved for the new exercise ratio of ESOP Grant I, II and III, which will be comprised of 200,000 shares for Grant 1, 220,000 shares for Grant 2, and 180,000 shares for Grant 3.

9. Action plan after the Board of Directors of the Company passed a resolution approving the capital increase or allotment of new shares:

Date	Actions
February 18, 2005	Board of Director's Meeting for resolution to issue warrants to the directors and employees of the Company as well as allotment of new shares for supporting the exercise of the warrants to purchase the ordinary shares.
February 18, 2005	Notify the Stock Exchange of Thailand of the resolution of the Board of Directors Meeting.
March 11, 2005	Close the shareholder register book for suspension of share transfer for the right to attend the Annual General Meeting of Shareholders for the year 2005.
March 31, 2005	The holding of the Annual General Meeting of Shareholder for the year 2005.
Within April 2005	Submit the Application for issuance and offer of the warrants and the registration statement and the draft of prospectus, to the Office of the Securities and Exchange Commission.

The Company hereby certifies that the information contained in this report form is true and complete in all respects.

Summary Translation Letter
To the Stock Exchange of Thailand
February 21, 2005

Management's Discussion and Analysis: SHIN

Overview

Value of investment continuously increased

At 31 December 2004, the value of investment in subsidiaries, joint ventures, and associates (as per Equity Method) was still increased by Baht 3,290 million or 9.6% to Baht 37,389 million from Baht 34,099 million at the year end 31 December 2004. The increase came from the share of net result, net from dividend received of Baht 5,591 million. The primary source of the added value was the share of net profit from ADVANC.

Table 1: Investment value and share of net result

Unit: Baht million

Company	Investment portion (%)		Investment value				Share of net result		
	31 Dec 2004*	31 Dec 2003	31 Dec 2004	%	31 Dec 2003	%	2004	2003	% inc (dec)
ADVANC	42.91	43.05	29,662	79.3	26,249	76.9	8,696	7,966	9
SATTEL	51.40	51.53	4,635	12.4	4,377	12.8	437	541	(19)
ITV	53.01	53.22	2,144	5.7	2,107	6.2	26	(448)	106
TAA	50.00	50.00	71	0.3	195	0.6	(124)	(3)	(4,033)
OK	60.00	60.00	459	1.2	599	1.8	(140)	(0)	(46900)
Others			418	1.1	1,366	1.7	(1)	118	(101)
Total			37,389	100.0	34,099	100.0	8,893	8,174	9

* Percentage decreased from the exercised warrants of ESOP program.

Paid out dividend for 2004 totaling Baht 2.00 per share

In 2004, SHIN continuously recompensed its shareholders by paying dividend by using cash inflow from dividend received from its subsidiaries and associates particularly from ADVANC. Details of dividend received and paid are as follows:

Unit: Baht million

Source	For period	Baht / share	Amount
Dividend received			
Annual dividend			
▪ ADVANC	2H03	2.10	2,654
▪ Others subsidiaries	2003		220
Interim dividend			
▪ ADVANC	1H04	2.15	2,717
Total dividend received			**5,591**
Dividend paid			
Annual dividend	2H03	0.90	2,653
Interim dividend	1H04	0.92	2,714
Total dividend paid			**5,367**
Net dividend received			**224**

Also, in February 2005, the Board of Directors approved the payment of dividends for the year 2004, at the rate of Baht 2.00 per share, Baht 0.92 each of which was paid as an interim dividend. The remaining of Baht 1.08 each will be paid in April 2005.

Business Summary

Wireless Communications Business

Cellular subscribers keep increasing by 14.7% from last year

As at 31 December 2004, ADVANC recorded 15,184,000 cellular phone subscribers, comprising 2,120,300 postpaid (GSM Advance and GSM 1800) subscribers, and 13,063,700 prepaid (1-2-Call!) subscribers. The subscriber base grew by 1,944,800 or 14.7%, from 31 December 2003.

ADVANC's market share fell slightly to 57.1%, a 2.9% drop from a year before. This was due to the ADVANC's strategy not to tap into price-sensitive segment of the market that competitors were targeting. ADVANC's objective is on sustainable revenues and profitability rather than market share of subscribers. In order to retain subscribers, ADVNAC has introduced a number of measures including segmentation strategies reflected in service offerings and customer services. In additions, ADVANC remains focus to the core values of the mobile service business which are quality and coverage of the network.

Satellite and International Businesses

Transponder leasing and related business

iPSTAR-1 completed its testing concerned deploying the antennas and solar arrays, assuring mechanical alignment and quality (CRT test)

The IPSTAR-1 satellite successfully completed its testing of antennas and solar arrays, mechanical alignment and quality (called the Compact Antenna Test Range: CATR) and completed a pre-shipment review process in January 2005. The IPSTAR-1 satellite will commence service in mid of 2005.

Since the IPSTAR First Generation service commenced in 2001, the Company now has 7 IPSTAR first generation gateways in place and is installing second generation gateways in various countries such as Thailand, Australia, New Zealand and India. In 2004, we have been able to sell about 5,500 units of IPSTAR user terminals.

SATTEL has been selected as one of the four finalists of the prestigious GSM Awards in the category for "Best Use of Mobile for Special Needs and Accessibility" by the GSM Association, an organization established to promote the development of telecommunications technology. This is the first time that a Thai company has been nominated for the award. The technology recognized for this nomination is one that links mobile telephone networks using a broadband connection via satellite, called Mobile Trunking.

Internet Business

Growth in Internet Business

In 2004, Thailand's Internet business has been growing continuously, especially high speed Internet, reflecting a significant leap in CSL's high speed subscribers including ADSL, IPSTAR and leased line service. Though the internet penetration rate in Cambodia and LTC quite low, 0.25% and 0.26%, respectively, Internet subscribers of Camshin and LTC have been growing gradually.

In September 2004, Shin Broadband Internet (Thailand) (SBI) launched its new IPTV interactive television channel "My TV Station", Thailand's first broadband television channel, on its website http://channel.ip-tv.tv . Viewers using a broadband connection can see live programs, which can also be rerun later or called up on demand at a more convenient time. In addition, SBI launched its i*theatre service, called "My Theatre" in Q404. This is Thailand's first private theatre that provides movies and Karaoke on demand via a satellite system. The first "My Theatre" officially at Ratchaburi province.

Telephone Business

As at the end of 2004, LTC and Camshin had around 297,000 and 148,700 subscribers respectively, a sharp rise of 61.6% and 21.4%. In addition, this year, LTC and Camshin launched CDMA fixed and mobile network services.

Broadcasting Business

ITV's rating went up significantly from the fifth rank to the third rank.

2004 was the ninth year milestone of the "ITV Television Station" operations. During the year, ITV undertook a series of changes and improvements in various aspects, in response to severe competitive threats in the local television broadcasting industry. Major developments were as follows :

A capital increase; through an increase of registered capital and an issuance of 300 million new common shares in the first quarter of 2004. These shares were offered to two strategic partners; Mr. Tripop Limpapath and the Kantana Group Plc., on a private placement basis, with an exercise period for purchase option expiring on 31 October 2005.

A launch of new program schedules in the second quarter of 2004 to provide viewers with alternatives of quality programs, including news, documentaries and entertainment varieties. With the co-operation of ITV's strategic alliances, this program adjustment has been very well accepted by nation wide audiences. Also, a modification of news programs in the third quarter of 2004 aiming to retain ITV's leadership in latest and in-depth reporting of news. Presentation of the morning news program was fine-tuned. Broadcasting time for noon time news was extended for another half an hour. "Hot Sport" coverage was also added in the "ITV Hot News" program.

Other than achieving its business objectives, ITV is strongly aware of its responsive role to the general public in returning benefits to society. Its mission as a "people media" in offering help and assistance to the public could clearly be evidenced in the event of the December 2004 tsunami disaster. Not only did the station speedily follow the incident and provide 24 hour coverage of its news, ITV also acted as a relief center and raised public donations via its "ITV's disaster relief fund". The raised funds were promptly distributed to tsunami victims.

All the above mentioned developments which occurred consecutively in 2004 prompted a significant growth in its market share for advertisement spending from 14% to 16%, an increase in audience share from 8% to 12% and Television viewer rating notably jumped particularly during the 6.00-10.30 pm prime time from the average of 1.39 in 2003 to 2.83 in 2004. The station also accelerated its ranking from the fifth rank in the industry to the third.

Operation of new business

SHIN entered into the joint investment in two new businesses, airline and consumer finance. The operating results of the two new businesses were as follows:

Airline Business

At the end of 2004, TAA provides services in 12 routes , domestic and International

Thai AirAsia Co., Ltd (TAA) is a joint venture of the Company and Air Asia of Maleysia. TAA officially launched its services in February 2004 and already served its customer around 1.2 million passengers. At the end of 2004, TAA had 6 aircrafts and provides services in 12 routes with 11 destinations, 7 routes domestic (Bangkok to Chaing Mai, Bangkok to Chaing Rai, Bangkok to Udon Thani, Bangkok to Khon Kaen, Bangkok to Ubon Rachathani, Bangkok to Phuket, and Bangkok to Hat Yai) and 5 reouts for international (Bangkok to Singapore, Bangkok to Penang, Bangkok to Macau, Phuket to Singapore and Bangkok to Kota Kinablu).

Consumer Finance Business

OK started its services officially in August 2004

Capital OK Co., Ltd (OK) is a joint venture of the Company and DBS bank of Singapore. OK officially launched its personal loan service and sales finance in August 2004. At the end of 2004, its loan portfolio was approximately 100,000 accounts total of Baht 1,800 million. Furthermore, OK just launched its credit card service in January 2005.

The effect of present operating results of airline and consumer finance businesses on SHIN was insignificant, so its operating analysis isn't included.

Operating Results

Operational analysis base on equity basis

SHIN is a holding company whose primary investments are in telecommunications, satellites, television broadcasting, media, airline and consumer finance. ADVANC, the leading cellular phone service provider and the principal investment (42.91% stake), is not taken into account under the consolidation. However it is recorded via the equity method. For analytical review purposes, SHIN assessed the operational results and financial position of each major investment separately.

Table 2: SHIN's selected financial information (the Company only)

Unit: Baht million

	31 Dec 2004	31 Dec 2003	%Change
Normalized net profit*	8,699	8,047	*8.1%*
Net profit	8,699	9,596	*(9.3%)*
Other income	32	1,638	*(98.0%)*
Share of net result	8,908	8,174	*9.0%*
EPS (Baht)	2.95	3.27	*(9.5%)*

* Normalized net profit excluded other income from reversal of provision of loan guarantee (of 2003)

In 2004, SHIN's normalized net profit increased by 8.1% to Baht 8,699 million from Baht 8,047 million in 2003. However, net profit decreased by 9.3% from Baht 8,047 million in 2003. This was mainly due to:

Other income

In 2003, the Company had a non-recurring income totaling Baht 1,549 million from the reversal of provision for liabilities and charges of the loan guarantee incurred from successfully negotiated the release of corporate guarantee to a former subsidiary with a third party. The final settlement was agreed in the amount of USD 3.1 million or approximately Baht 130 million. The remaining provision balance for liabilities and charges was reversed and written back to "other income" line item in the income statement. As a result, the other income of 2004 decreased by 98.0% from Baht 1,638 million to Baht 32 million.

Share of net results from investments

Share of net results from subsidiaries, joint ventures, and associates increased by 9.0% to Baht 8,893 million from Baht 8,174 million in 2003. The main reasons were as follows: (see table 1)

ADVANC is the major contributor

ADVANC: The share of net result from ADVANC increased by 9.0% from Baht 7,966 million in 2004 to Baht 8,696 million in 2004. The increase resulted from the growth in subscriber base, especially prepaid subscribers and the decrease in allowance for doubtful account. (For more details, see MD&A of ADVANC page 6 -7)

SATTEL: The share of net result from SATTEL decreased by 19.0% from Baht 541 million in 2003 to Baht 437 million in 2004. This was mainly due to the decrease in revenue from transponder service and loss from foreign exchange (while SATTEL had gain from foreign exchange in 2003). Also, marketing expenses and allowance for doubtful accounts of 2004 increased from last year (For more details, see MD&A of SATTEL page 8-10)

ITV: The share of net result from ITV increased 106 % from net loss of Baht 448 million in 2003 to net profit of Baht 26 million in 2004, This was mainly due to the increase in revenue, as a result of an improvement of TV Rating and a reduction of the concession fee following the Arbitration Panel's decision. (For more details, see MD&A of ITV, page 10-12)

Financial Position

Equity base still strong

SHIN's net assets (net amount of liabilities) or shareholders' equity increased by Baht 3,845 million, from Baht 32,690 million as of December 31, 2003 to Baht 36,535 million as of December 31, 2004. This was primarily due to the net increase in the value of investments in the amount of Baht 3,290 million (net of dividend received of Baht 5,591 million), of which the main increase came from the share of net results from ADVANC.

Cash Flow

SHIN had net cash outflow from operating activities in the amount of Baht 44 million for 2004, while its cash inflow for 2003 was Baht 101 million. This was mainly due to the last receipt from an account receivable telecom project in 2003.

SHIN had net cash inflow from investment activities in the amount of Baht 5,871 million from major activities as follows:

- Dividend received from subsidiaries and associates of Baht 5,590 million.
- Cash proceeded from sale of the investment in TMC to CSL (a subsidiary of SATTEL) in the amount of Baht 306 million.

SHIN had net cash outflow from financing activities in the amount of Baht 5,376 million mainly from major activities as follows:

- Dividend paid of Baht 5,367 million.
- Paid for long-term loan of Baht 236 million
- Cash received from the ESOP project of Baht 226 million.

Capital Structure and Liquidity

Liquidity ratio and D/E ratio improved significantly

SHIN' s liquidity ratio rose to 34.36x as of December 31, 2004, from 4.89x as of December 31, 2003, due to the increase in cash from dividend received and disposal of the investment in TMC.

The debt to equity ratio was slightly increased to 0.09x as of December 31, 2004 from 0.10x as of December 31, 2003, as a result of the growth in shareholders equity which was generated from operating results and the releasing of the provision of loan guarantee.

Advanced Info Public Company Limited and Subsidiaries (ADVANC)

Operating Results

Net profit rose due to the growth of subscribers and usage

ADVANC' s net profit was Baht 20,258 million, grew at 9.3% from last year because of the growth of the customer base, as a result of the continually growth of the market, and a demand of prepaid 1-2-Call!.

Total Revenue

ADVANC generated total revenue of Baht 96,437 million in 2004, increased 7.6% from 2003 as a resulted of:

Revenue from services and equipment rentals

Higher service revenue resulted from the growth of subscribers and ARPU

Revenue from services and equipment rentals increased amount of Baht 83,912 million or 14.4% from the previous year due to the increased in subscriber base especially in 1-2-Call!. ADVANC had the attractive promotion campaigns such as the notable "Sawasdee" and "Freedom Choice's" scheme. Moreover, the Average Revenue Per User (ARPU) of GSM Advance and 1-2-Call! were Baht 1,233 and Baht 359 , respectively, increased from what was in 2003. This was due to the sale promotion which offered options and price plan clearly to customer lifestyle.

Revenue from sales

Sales decrease due to lower volume sales

Revenue from sales fell 23.5% to Baht 12,032 million decreased Baht 3,703 million compare to that in 2003 as a result of the decreased in both sale volume and selling price, affected by an intense competition in handset market.

Cost

Total cost was Baht 52,996 million, or 7.2% increased from 2003 as a result of:

Cost of services and equipment rentals increased as a result from an amortization of assets under concession

Cost of services and equipment rentals

The cost of services and equipment rentals was Baht 22,415 million, which increased Baht 3,063 million or 15.8% from 2003. The increment was principally due to a higher network amortization resulting from the mobile service network expansion.

Concession fees and excise taxes

Concession fees and excise taxes was Baht 19,970 million, increased by 12.7% from 2003. The increasing in the concession fee and excise tax was in-line with the rise in revenue from mobile services.

Cost of Sales

Cost of sales was Baht 10,611 million, decreased 14.0% from 2003 due to the decreasing in the revenue from sales.

Selling and Administrative expenses

Dropped in bad debt expense

Total selling and administrative expenses of 2004 was Baht 11,028 million, decreased by Baht 1,292 million or 10.5%. The decreasing mainly resulted from a decreasing in bad debt expense due to the efforts in strengthening collection performance.

Financial Position

Assets

As of 2004, total assets were Baht 121,168 million, which 3.0% lower from 2003, mainly due to a depreciation and amortization of plant, property and equipment and asset under concession agreement. However, cash and cash equivalents increased from its operation results.

Liabilities

Total liabilities were Baht 53,080 million, which decreased by Baht 12,243 million, or 18.7%. This was mainly due to long term debentures redemption and borrowings repayment in the amount of Baht 8,000 million and Baht 4,927 million, respectively.

Shareholders' Equity

As of 2004, total shareholders' equity was Baht 68,087 million increased by Baht 8,461 million from 2003 mainly resulted from the net profit increased by Baht 20,258 million while the dividend paid out of Baht 12,495 million.

Liquidity

For the year 2004, ADVANC recorded net cash flow from operating activities of Baht 38,932 million comparable with last year. ADVANC had a net cash outflow in investing activities of Baht 13,107 million lower than last year, as a result of lower investment in asset under concessions. ADVANC's net cash outflow in financing activities of Baht 25,008 million. This was mainly due to long term debentures redemption, and also borrowings and dividend payments. Thus, the cash and cash equivalents of the year 2004 increased by Baht 817 million.

Shin Satellite Public Company Limited and Subsidiaries (SATTEL)

Changed in the consolidation method of the investment in CSL

According to the IPO of CSL in April 04, the interest of the investment in CSL was diluted from 50.02% to 40.02%. As a result, the status of the investment in CSL has been changed from a subsidiary to an associate, and also the consolidation method has been changed from a fully consolidation to an equity method, since the second of 2004.

Operating Results

SATTEL reported consolidated net profit for the year 2004 of Baht 856 million decreased from Baht 1,080 million for 2003.

Sales and service Income

SATTEL reported consolidated sales and service income of Baht 5,120 million, decreased by Baht 685 million or 11.8% from last year, mainly due to the changing of the status of CSL.

However, if the revenue for year 2004 of the CSL was consolidated, SATTEL would have consolidated sales and service income of Baht 6,618 increased by Baht 813 million or 14.0% from last year.

Satellite Transponder leasing and Related Services

Revenue from transponder services in 2004 was Baht 3,105 million, a decrease of Baht 166 million or 5.1% compared to Baht 3,271 million of last year. This comprised of Baht 502 million from IPSTAR service, an increase of 243.8% and Baht 2,603 million from Thaicom business, a decrease of 16.7%.The increasing of the IPSTAR service and sales of UTs gateway came from the concentration of the IPSTAR marketing activities and the installation of all seven IPSTAR first generation gateways. This was offset by a decrease in revenue from transponder services due to the end of transponder service agreements with DOS in 2003 and the mandatory termination of a transponder service agreement with one client who faces financial trouble.

Internet Services

Revenue from the internet business in 2004 was Baht 409 million, a decrease of Baht 785 million or 65.7% compared to Baht 1,194 million for 2003. This was largely the changing of the status of CSL.

However, if the revenue for year 2004 of the CSL was consolidated, the revenue from the internet services would be Baht 1,461 million, continuously increased from the previous year by 22.4%. This was due to the high growth of the internet industry, especially from ADSL and leased line services

Telephone Network Services

Revenue from the telephone network business in 2004 was Baht 1,559 million, an increase of Baht 219 million or 16.3% compared to Baht 1,340 million of 2003. As a result, there was a gradual increase in subscribers of Mobile Prepaid services of LTC, an increase of 122%. In addition, there was an increase in the minute per usage of subscribers.

Cost of Sales and service

Satellite Transponder leasing and Related Services

Cost relating to transponder leasing and related services was Baht 2,183 million, an increase of 1.1% from Baht 2,160 million in 2003. This was due to an increase in the cost of providing IPSTAR service by Baht 240 million, resulted from the cost of sales of IPSTAR user terminals and the depreciation of the IPSTAR gateways. This was offset by a decrease of Baht 217 million in cost relating to Thaicom business, mainly from a drop of Baht 153 million of the concession fee in accordance with lower transponder service revenue.

Internet Services

Costs associated with internet business was Baht 275 million, or 64.2% decreased from Baht 769 million of last year. This was mainly because to the changing of the status of CSL.

However, if the cost of internet business for year 2004 of the CSL was consolidated, the consolidated cost of providing Internet service in 2004 would be Baht 919 million, an increase of 19.5% from last year, as a result of an increase in international leased line costs in relation to the expansion of the customer base and in order to maintain service quality.

Telephone Network Services

Costs relating to the telephone business amounted to Baht 737 million, an increase of 21.8% from Baht 605 million of last year. This was because SATTEL has been expanding and developing its fixed line and mobile network in Cambodia and Laos. This led to an increase in amortization of telephone network equipment from the previous year. Whereas, Camshin's revenue sharing cost in 2004 was lower than that of 2003 following to the reduction in rate of revenue sharing from 11% to 7% since July 2004.

Selling and Administrative Expenses

SG&A was Baht 1,004 million in 2004, a decrease of Baht 102 million, or 9.2% compared to Baht 1,106 million in 2003. This was mainly due to the changing of the status of CSL.

However, if the SG&A for year 2004 of the CSL was consolidated, the consolidated SG&A of 2004 would be Baht 1,464 million, increased by Baht 358 million or 32.4%. This was because of the recognition of SG&A of TMC following the acquisition in March 2004.

Gain (Loss) on Exchange Rate

SATTEL reported a loss of Baht 28 million for foreign exchange in 2004, in contrast to a gain of Baht 120 million in the previous year.

Other Income

SATTEL's other income was Baht 334 million, an increase of Baht 42 million or 14.4% compared to Baht 292 million in 2003. This was mainly attributable to gain of Baht 294 million on an unwound / exercised option contract.

Financial Position

Assets

At the end of 2004, SATTEL reported total assets of Baht 27,587 million, increased from the end of 2003 by Baht 2,471 million or 9.8%. Investment in the IPSTAR project and the expansion of telephone network in Cambodia and Laos accounted for this increase. In 2004, SATTEL presented CSL's net assets as an investment in an associate because of the changing of the status of CSL following its IPO, as described above.

Liabilities

SATTEL's total borrowing at the end of 2004 was Baht 16,311 million, an increase of Baht 1,306 million from Baht 15,005 million at the end of 2003. This was substantially accounted for by the IPSTAR project.

Shareholder's Equity

SATTEL's paid up capital increased from Baht 4,375 million at the end of 2003 to Baht 4,384 million because of the exercised warrants under the ESOP program. In addition, SATTEL recorded an unrealized gain on dilution of the investment in CSL of Baht 376 million under shareholders' equity and dividend paid out for the year 2003 of Baht 219 million. Therefore, the shareholders' equity was Baht 9,164 million at the end of this year.

Liquidity

At the end of 2004, SATTEL has a current ratio of 0.44x down from 0.57x at the end of 2003. This was because an increase in current portion of long-term loans of IPSTAR project around Baht 1,069 million.

At the end of 2004, a debt to equity ratio was 1.78 times.

ITV Public Company Limited and Subsidiary (ITV)

Operating Results

2004 was also the benchmark year of profitability in which ITV posted its first year net profit of Baht 205 million which resulted from a 8% increase in revenues and a 31% decline in total expenses from last year.

Revenue grew 8.1% from the previous year, caused by increasing market share which jumped from 14% to 16%

Total Revenues

ITV's revenues continued to increase, showing a 8.1% rise from 2003. The advertising income amounted to Baht 1,433 million, or a 7.6% increase from the previous year, caused by increasing market share from 14% to 16% in 2004, and airtime rental totaled Baht 403 million, or a 12.4% increase from the previous year. Such increase resulted from a rise in airtime rate.

A huge reduction in programming costs brought by changes from hired production basis to Revenue Sharing or Time sharing basis

Costs and SG&A

In 2004, ITV's cost of services and SG&A declined Baht 136 million, or 12.5%. This was due to a reduction in entertainment programming costs brought by changes in production scheme from "Hired Production Basis" to "Revenue Sharing or Time Sharing Basis".

Concession Expense

ITV recorded a concession expense of Baht 230 million, based on the required minimum return set in accordance with the verdict passed by the arbitrator on 30 January 2004 regarding the downward adjustment of required minimum concession compensation.

Financial Position

Assets

At the end of 2004, ITV's total assets amounted to Baht 2,975 million, decreased from the end of 2003 of Baht 215 million, or 6.7%. This was mainly due to a declining in account receivables, as a result of an improvement in trading account monitoring and collection management, and a declining in the concession assets, as a result of an amortization.

Liabilities

Total liabilities stood at Baht 1,327 million, reflecting a drop of Baht 445 million, or 25.1%. The decline resulted from full repayments of short-term loans and reduced amounts of long-term loan outstanding caused by scheduled payments as well as early payments made possible by excess liquidity induced from profitable.

Shareholders' Equity

At the end of 2004, ITV's total shareholders' equity was Baht 1,647 million, an increase of Baht 230 million from last year. The increase resulted from a net profit of Baht 205 million and a capital injection from the exercised warrants under the ESOP program. The debt to equity ratio improved from 0.81 in 2003 to 1.25 in 2004.

This document contains certain forward-looking statements. They refer to future events and to the future financial performance of the Companies. Forward-looking statements generally can be identified by the use of forward-looking terminology such as "may", "will", "expect", "intend", "estimate", "anticipate", "believe" or "continue". Although the Companies believe that the expectations reflected in such forward-looking statements are reasonable at this time, it can give no assurance that such expectations will prove to be correct. Given these uncertainties, readers are cautioned not to place undue reliance on such forward-looking statements.

Summary Translation Letter
To the Stock Exchange of Thailand
February 21, 2005

Ref: CF 14/05

February 18, 2005

Subject : Report of Financial Covenants Compliance
Shin Corporation Plc.

To The President
The Stock Exchange of Thailand

Pursuance to the Terms and Conditions of the debentures of Shin Corporation Plc. SHIN075A, the Company is required to maintain its debt to equity ratio at not more than 1.5:1. This ratio will be calculated from an unconsolidated financial statement of the Company on a quarterly basis. The Company is, in addition, required to report a default on any debt obligations if there is any.

We would like to notify you that as at 31 December, 2004 the debt to equity ratio of the Company is 0.08 : 1 and we are in compliance with the conditions set forth in the Terms and Conditions of the above debenture.

CORPORATION

March 2, 2005

The U.S. Securities and Exchange Commission
450 Fifth Street N.W., Room 3011
Office of International Corporate Finance, Mail Stop 3-2
Washington, DC 20549
UNITED STATES OF AMERICA

SUPPL


SEC MAIL
RECEIVED
PROCESSING
MAR - 7 2005
WASH, D.C.
213
SECTION

Attention: International Corporate Finance Office

Re: Information Filing to the Stock Exchange of Thailand of Shin Corporation Public Company Limited

TO WHOM IT MAY CONCERN

Pursuant to Rule 12g3-2(b)(1)(iii) and on behalf of Shin Corporation Public Company Limited (the "Company") (**File No.82-3140**), the information described below is enclosed for your attention.

- **Stock Exchange of Thailand Filing, SH 025/2005 and SH 026/2005**

Subject: 1. Report on the results of the exercise of warrants (ESOP Grant I & II) in February 2005

2. Report on the results of the exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 1/2005 (SHIN-W1)

Date: March 2, 2005

The supplement information is provided with respect to the Company's request for exemption under Rule 12g3-2(b), which was established on August 16, 1991.

This information is being furnished with the understanding that such information and documents will not be deemed "filed" with the SEC or otherwise subject to the liabilities of Section 18 of the Securities Exchange Act of 1934 (the "Exchange Act"), and that neither this letter nor the furnishing of such documents and information shall constitute an admission for any purpose that this Company is subject to the Exchange Act.

Please acknowledge receipt of this letter and the enclosed materials by date stamping the enclosed return receipt copy of this letter and returning it to the Group Compliance by fax at (662) 299-5252 attention Ms. Saowanee Tengvongvatana.

If you have any questions, please do not hesitate to contact the undersigned in Bangkok, Thailand at (662) 299-5561 or by emailing saowanee.t@shincorp.com

Thank you for your attention in this matter.

Faithfully yours,

S. Sitasuwan

Mrs. Siripen Sitasuwan
President & Group CFO
Shin Corporation Plc.

Enclosure

Summary Translation Letter
To the Stock Exchange of Thailand
March 2, 2005

SH 025/2005

March 2, 2005

Subject: Report on the results of the exercise of warrants (ESOP Grant I & II) in February 2004

To: The President
The Stock Exchange of Thailand

Shin Corporation Public Company Limited ("the Company") issued and offered of warrants to purchase the Company's ordinary shares to directors and employees of the Company (ESOP). The details of warrants are as follows;

The Details of ESOP	ESOP Grant I	ESOP Grant II
Issued Amount	29,000,000 units	18,083,700 units
Issued Dated	March 27, 2002	May 30, 2003
Exercise Price	Baht 17.704 per share	Baht 13.597 per share
Exercise Ratio	1 warrant per 1.00540 ordinary share	
Maturity of warrants	5 years from the first date of the issuance and offering of warrants	

The Company would like to report the results of the exercise of warrants to purchase the Company's ordinary shares to directors and employees of the Company in February 2005, as follows;

The Details of ESOP	ESOP Grant I	ESOP Grant II
The number of exercised warrants in this month	- Units	205,400 Units
The number of remaining unexercised warrants	14,163,500 Units	15,508,200 Units
The number of ordinary shares derived from this exercise	- Shares	206,509 Shares
The number of remaining ordinary shares reserved for warrants	14,150,758 Shares	15,497,275 Shares

Summary Translation Letter
To the Stock Exchange of Thailand
March 2, 2005

SH 026/2005

March 2, 2005

Subject: Report on the results of the exercise of warrants to purchase ordinary shares of Shin Corporation Public Company Limited No. 1/2005 (SHIN-W1)

To: The President
The Stock Exchange of Thailand

Whereas Shin Corporation Public Company Limited ("the Company") issued and offered 200 million units of warrants to purchase ordinary shares of the Company (SHIN-W1) to the general public during May 20-22, 2002. The warrants can be exercised on the last working day of February, May, August, and November. The first exercise date is on August 30, 2002 and the last exercise date is fixed on May 21, 2007. The exercise ratio is 1 unit of warrants for 1 ordinary share, at the price of Baht 20.50

The Company would like to report the results of the exercise of warrants No. 1/2005 which can be exercised on February 28, 2005, as follows :

The number of exercised warrants	40,566,500 units
The number of remaining unexercised warrants	159,429,441 units